

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participacoes S.A.
Av. Douter Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

> **Re: Vivo Participacoes S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-09470**

Dear Mr. Oliveira de Lima:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 16A. Audit Committee Financial Expert, page 125

1. Please disclose whether the person you designate as your audit committee financial expert is independent. See Item 16.A(a)(2) of Form 20-F.

Notes to the Consolidated Financial Statements, page F-13

33. Summary of the Differences Between Brazilian GAAP and U.S. GAAP Applicable to the Company, page F-83

ac) Debt issuance cost, page F-107

2.   Please refer to your reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP and explain for us, in detail, the nature and the reasons for the adjustments related to the reversal of goodwill amortization according to Brazilian GAAP, and the reversal of tax benefit on amortization of goodwill according to Brazilian GAAP, for all periods presented.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

--- /s/---
Larry Spirgel
Assistant Director